

SI N

SEC
Mail Processing
Section

FEB 1 / 2016

Washington DC
409

16001608

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2015___ AND ENDING ___12/31/2015___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgeview Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

500 N Marketplace Drive Suite #222
(No. and Street)

Centerville	UT	84014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clark Burton Stohl   801-456-1400
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Stayner, Bates & Jensen PC

(Name – if individual, state last, first, middle name)

510 South 200 West	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Clark Burton Stohl_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Ridgeview Capital LLC_____ , as

of _____December 31_____ , 20 _15_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Managing Director_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RIDGEVIEW CAPITAL, LLC

REPORT PURSUANT TO Rule 17a-5 (d)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

CONTENTS



Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Ridgeview Capital, LLC
Centerville, Utah

We have audited the accompanying statement of financial condition of Ridgeview Capital, LLC as of December 31, 2015, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Ridgeview Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ridgeview Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Ridgeview Capital, LLC's financial statements. The supplemental information is the responsibility of Ridgeview Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT 84101
February 11, 2016

Ridgeview Capital, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents (Note 2)	$	10,816
FINRA CRD		1,576
Prepaid expenses		464
Property and equipment, at cost, net of accumulated depreciation of $45,085 (Note 2 and 3)		-
Total assets	**$**	**12,856**

Liabilities and Members' Equity

Liabilities

Accrued expenses	$	-
Total liabilities		-

Members' Equity

Retained earnings	12,856
Total members' equity	**12,856**
Total liabilities and members' equity	**$ 12,856**

Ridgeview Capital, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues

    FINRA rebate $ _____ -

    Total Revenues   _____ -

Operating Expenses

Bank service charge	25
Insurance	926
Legal and professional	7,552
Office, telephone and supplies (Note 7)	6,000
Regulatory fees	1,138
Total Expenses	15,641
Net Income (Loss)	**$ (15,641)**

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Total Members' Equity
Balance, December 31, 2014	$ 12,055
Capital contribution	16,442
Net income (loss)	(15,641)
Balance, December 31, 2015	$ 12,856

Ridgeview Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (15,641)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities:	
FINRA CRD	(362)
Prepaid expenses	(464)
Net cash used in operating activities	(16,467)
Cash Flows from Investing Activities	-
Cash flow from financing activities	
Capital contribution	16,442
Net cash provided by financing activities	16,442
Net Change in Cash and Cash Equivalents	(25)
Cash and Cash Equivalents, Beginning of Year	10,841
Cash and Cash Equivalents, End of Year	$ 10,816
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Ridgeview Capital, LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah as Harvest Growth Partners, LLC on June 6, 2003. The Company subsequently changed its name on November 12, 2003.

The Company's corporate finance activities include mergers and acquisitions, corporate restructuring, fairness opinions and other financial advisory services. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that estimates are reasonable.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Concentrations of Credit Risk

The Company maintains its cash in federally insured bank accounts. The Company's accounts are all within the FDIC insurance limits. As such, the Company does not anticipate any losses on its cash accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

f. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Leasehold improvements are amortized over the life of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	5 years

g. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred. Interest income is recorded when earned pursuant to the applicable interest rate.

h. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i. Fair value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

Furniture and fixtures	45,085
Total	45,085
Less: accumulated depreciation	(45,085)
Property and equipment, net	$ -0-

All property and equipment was fully depreciated as of December 31, 2012; therefore, there was no depreciation expense on property and equipment for the year ended December 31, 2015.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2015, the Company had net capital of $10,816 which was $5,816 in excess of its required net capital of $5,000.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Expense Sharing Agreement - Office Space

The Company is obligated under an expense sharing agreement with a related company for its office space in Centerville, Utah and other expenses. Monthly payments under the agreement are $500. The terms of the agreement expired December 31, 2016, but it renews automatically for additional one-year terms unless terminated by either party (see also Note 7 below).

Preferred Member Interests

During 2003, certain preferred members contributed equity of $330,000 ("Preferred Interests"). These preferred interests in the Company were to receive profit distributions, if and when profit distributions are made, up to an "Agreed Upon Return" equal to 2.5 times their original contribution amount. If the Company has not distributed this Agreed Upon Return by the eighth (8th) anniversary date of the original contribution, the Company had agreed to deliver to each holder of the Preferred Interests an unsecured promissory note representing such holder's portion of the unpaid amount of the Agreed Upon Return in exchange for the redemption and cancellation of such Member's Preferred Interests. During 2011, each of these agreements matured as the 8th anniversary had elapsed.

During August 2011, the Company made a preferred interest member distribution to the member who had originally held a $300,000 preferred interest, for a total of $300,000, effectively returning the original capital contributed. Although the original agreement stipulated that this member was to receive an Agreed Upon Return equal to 2.5 times this original contribution amount (or $750,000), this member agreed to take a distribution of $300,000 and agreed not to convert any unpaid additional distribution amounts originally agreed upon, into a promissory note. Therefore, the Company recorded this $300,000 payment as a preferred interest member distribution during 2011 with no further distribution obligation or liability.

During 2014, the remaining $30,000 contribution by a preferred interest member was reclassified to retained earnings. This additional preferred interest member has made no claims against the Company for any distributions since the date of the initial investment and the Company does not currently expect to receive any demand or claim from this preferred interest member going forward. During 2011, the Company's common interest members agreed to personally assume (outside of the Company) any distribution amounts in excess of the original $30,000 contributed in the event that the original preferred interest member elects to demand conversion of this additional amount into a promissory note. Management of the Company believes, however, that the occurrence of this is considered remote. Accordingly, the Company has not recorded any further distribution obligation or liability at December 31, 2015 related to this potential conversion into a promissory note since the obligation will be assumed by individuals outside of the Company. The Company may be secondarily liable for the excess amount if the common members are unable to pay (assuming the election is ever made by the preferred interest member), but this is considered by management to be highly remote as of December 31, 2015.

NOTE 7 - RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company entered into an expense sharing agreement with a related company. Under this agreement, the Company is required to pay $400 per month for office space and $100 per month for telephone and other expenses. The term of this agreement expires December 31, 2016, but it renews automatically for additional one-year periods unless terminated by either party. Pursuant to this agreement, the Company has recorded office, telephone, and other expense of $6,000 for the year ended December 31, 2015.

NOTE 8 - MEMBER CONTRIBUTIONS AND DISTRIBUTIONS

During the year ended December 31, 2015, a related company paid expenses on behalf of the Company, totaling $16,442, which has been recorded as additional common interest member contributions for the year ended December 31, 2015.

NOTE 9 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 10 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11 – LEASES

The Company is obligated under an expense sharing agreement with a related company for its office space in Centerville, Utah and other expenses (see Note 7 above). Monthly payments under the agreement are $500. The terms of the agreement expire December 31, 2016, but it renews automatically for additional one-year terms unless terminated by either party. Rent expense for the year ended December 31, 2015 was $6,000.

NOTE 12 - SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 11, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure in these financial statements as of December 31, 2015.

Ridgeview Capital, LLC
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital

Total ownership equity (from Statement of Financial Condition)	$	12,856
Non allowable assets:		
FINRA CRD		(1,576)
Prepaid expenses		(464)
Net Capital	$	10,816

Computation of Net Capital Requirements

Minimum net capital indebtedness		
6.67% of net aggregate indebtedness		-
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		5,000
Excess Capital	$	5,816

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) $ 5,816

Computation of Aggregate Indebtedness

Total liabilities (from Statement of Financial Condition)		-
Ratio of indebtedness to net capital		0.00

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	10,816
Audit Adjustments		-
Net Capital Per Audit	$	10,816

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Ridgeview Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Ridgeview Capital, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Ridgeview Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).



RIDGEVIEW

January 5, 2016

Stayner Bates & Jensen P.C.
510 South 200 West Suite 200
Salt Lake City, Utah 84101

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Hansen:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Ridgeview Capital, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,

C. Burton Stohl
Managing Member



Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of Ridgeview Capital, LLC
Centerville, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Ridgeview Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ridgeview Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Ridgeview Capital, LLC stated that Ridgeview Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ridgeview Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ridgeview Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT
February 11, 2016